Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam, 4690500, Israel

REE PROVIDES NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

Annual Meeting Will be Held on October 21, 2022

TO THE SHAREHOLDERS OF REE AUTOMOTIVE LTD.:

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Shareholders (the “Meeting”) of REE Automotive Ltd. (the “Company”) will be held on October 21, 2022, at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the ongoing COVID-19 pandemic. Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to implement any safety measures that we deem prudent or as required by any applicable laws or government orders. We also reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”). As always, we encourage you to vote your shares prior to the Meeting.

The Agenda of the Meeting will be as follows:

1.      To reelect each of Mr. Arik Shteinberg, Ms. Lilach Geva-Harel, Ms. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Hari Nair and Mr. Hans Thomas to serve as a director of the Company and to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.

2.      To approve an amendment to the Company’s Compensation Policy such that a new Section 4.1.2A will be added thereto and will state as follows: “The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable.”

3.      To approve the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023.

THE BOARD RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ABOVE.

Housekeeping

4.      To report on the business of the Company for the year ended December 31, 2021, and review the 2021 financial statements.

5.      To act upon any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Those Entitled to Vote

Only holders of ordinary shares at the close of business on September 21, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Each shareholder is entitled to one vote for each ordinary share owned by such shareholder as of the Record Date.

Eligible shareholders holding at least one percent of our outstanding ordinary shares may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date of this notice, or September 23, 2022.

A shareholder may vote by proxy each of his/her/its shares on his/her/its behalf, in accordance with the Articles of Association. Shareholders may send position statements to the Company at its registered offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, no later than October 11, 2022. Position statements must be in English and otherwise must comply with applicable law. We will make publicly available any valid position statement that we receive.

Shareholders may sign and return proxy cards no later than October 20, 2022, at 11:59 p.m. Eastern Time.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of each proposal. Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), Proposal Two requires, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the Meeting, that either: (1) a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the proposal does not exceed two percent of the outstanding voting power in the Company.

Under the Israeli Companies Law, a “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 25% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Review of Documents

To receive more information regarding the Meeting and the agenda items, see the definitive proxy statement expected to be filed by the Company beginning on approximately September 23, 2022 (the “Proxy Statement”) on the website of the SEC at https://www.sec.gov/edgar.

FOR THE BOARD OF DIRECTORS

Arik Shteinberg Chairman of the Board

Kibbutz Glil-Yam, Israel
September 16, 2022